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EDGAR and Email

April 7, 2023

Anu Dubey, Senior Counsel

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Tax Free Fund for Puerto Rico Residents, Inc., File No. 811-23672

Dear Ms. Dubey:

On behalf of our client, Tax Free Fund for Puerto Rico Residents, Inc. (the “Fund”), set forth below are responses to oral comments received over the telephone from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on April 4, 2023 with respect to the revised preliminary proxy statement filed on March 29, 2023 by the Fund with the Commission under cover of Schedule 14A as form type PRER14A (the “Revised Preliminary Proxy Statement”).

For your convenience, each response is prefaced by a paraphrasing of the Staff’s corresponding comment in bold, italicized text.

1.	The Revised Preliminary Proxy Statement states that Ocean Capital LLC’s notice to the Fund included “a proposal to terminate the Fund’s investment advisory agreement and other agreements with its investment adviser.” If accurate, revise references to this proposal to delete the phrase “other agreements with its investment adviser.”

Response: The Fund respectfully notes that the proposal submitted by Ocean Capital LLC (“Ocean Capital”), copied below (with emphasis added), does purport to apply to the termination of the Fund’s other agreements with UBS Asset Managers of Puerto Rico in addition to the investment advisory agreement:

“The Nominating Stockholder intends to submit, for a stockholder vote at the 2023 Annual Meeting, the following Proposal:

‘RESOLVED, that certain Amended and Restated Investment Advisory Agreement (the “Investment Advisory Agreement”) between Tax Free Fund for Puerto Rico Residents, Inc. (the “Fund”) and UBS Asset Managers of Puerto Rico (“UBS”), a division of UBS Trust Company of Puerto Rico, dated as of May 12, 2021, and all other advisory and management agreements between the Fund and UBS shall be terminated by the Fund, pursuant to Section 11 of the Investment Advisory Agreement and the right of stockholders to terminate the Investment Advisory Agreement, as embodied in Section 15(a)(3) of the Investment Company Act of 1940 and as required to be included in such agreements, such termination to be effective no more than sixty (60) days following the date hereof.’”

United States Securities and Exchange Commission Division of Investment Management April 7, 2023 Page 2

2.	The Revised Preliminary Proxy Statement states that the Fund rejected Ocean Capital’s proposal to terminate the Fund’s investment advisory agreement and other agreements with its investment adviser “because the Board of Directors determined that Ocean Capital’s notice for such proposal failed to comply with the advanced notice provisions set forth in the Fund’s organizational documents for notice of shareholder proposals.” Please disclose the basis for the Board’s determination that Ocean Capital’s notice with respect to this proposal failed to comply with the Fund’s advance notice provisions.

Response: The Fund respectfully acknowledges the Staff’s comment and will revise this disclosure to add the following material:

Specifically, the Board of Directors rejected the notice with respect to the Advisory Agreement Proposal because it believes that Ocean Capital intends the proposal to cause a liquidation of the Fund from which its principals will receive a disproportionate financial benefit as compared to the primary shareholder base of the Fund. Ocean Capital’s principals are Act 22 beneficiaries and would receive distributions from a liquidation entirely tax-free; by contrast, the Fund’s primary shareholder base are Puerto Rico residents who would incur greater tax liability from a liquidation. Ocean Capital failed to disclose this material interest in the Advisory Agreement Proposal that is not shared with other shareholders in violation of the advance notice provisions of the Fund’s bylaws.

3.	The Revised Preliminary Proxy Statement states that “[n]o proxies or votes cast in respect of the Advisory Agreement Proposal will be recognized or tabulated at the Meeting.” Please explain this statement.

Response: The Fund respectfully acknowledges the Staff’s comment. Article II, Section 5 of the Fund’s bylaws require that shareholders meet certain requirements in order to properly submit a proposal for consideration at the Fund’s 2023 annual meeting of shareholders (the “Meeting”). Proposals not submitted in compliance with these requirements are invalid and will not be presented to shareholders for a vote; accordingly, no proxies or votes in respect of such deficient proposals can be recognized or tabulated. The Fund’s Board of Directors rejected the Advisory Agreement Proposal (as defined in the Revised Preliminary Proxy Statement) because Ocean Capital’s notice of such proposal was deficient under the Fund’s advance notice provisions. As a result, the Advisory Agreement Proposal will not be presented to shareholders for a vote at the Meeting, and no proxies or votes cast in respect of such proposal will be recognized or tabulated.

United States Securities and Exchange Commission Division of Investment Management April 7, 2023 Page 3

4.	The Revised Preliminary Proxy Statement refers shareholders to the Fund’s definitive proxy statement for the 2022 Annual Meeting “[f]or more information about . . . how to vote at the 2022 Annual Meeting if you were a shareholder of the Fund as of March 10, 2022 . . . .” Please explain to us why it is still possible for shareholders to vote at the 2022 Annual Meeting given that the meeting took place on March 9, 2023. Otherwise, please remove this disclosure regarding the ability to vote at the 2022 Annual Meeting.

Response: The Fund respectfully acknowledges the Staff’s comment. As disclosed in the Revised Preliminary Proxy Statement, the existence of quorum at the Fund’s 2022 Annual Meeting of Shareholders (the “2022 Annual Meeting”), the validity of proxies solicited and submitted by Ocean Capital and others, and the validity of the vote at the 2022 Annual Meeting remains subject to legal challenge. Such legal challenge could result in the court compelling that the polls for the 2022 Annual Meeting be reopened for shareholder voting, although shareholders cannot presently cast votes by Internet or telephone for such meeting.

Accordingly, the Fund will revise this statement as follows (with deletions in ~~strikethrough~~):

For more information about the 2022 Annual Meeting~~, including how to vote at the 2022 Annual Meeting if you were a shareholder of the Fund as of March 10, 2022~~, please refer to the definitive proxy statement filed by the Fund with the SEC relating to the previous Annual Meeting on April 8, 2022, as supplemented by Amendment Nos. 1-5, and as may be further amended from time to time by the Fund.

5.	The Revised Preliminary Proxy Statement refers shareholders to “the definitive proxy statement filed by the Fund with the SEC relating to the previous Annual Meeting on April 8, 2022, as supplemented by Amendment Nos. 1-5, and as may be further amended from time to time by the Fund.” Please clarify to what Amendment Nos. 1-5 refer.

Response: The Fund respectfully acknowledges the Staff’s comment and will revise the above statement as follows (with additions in bold underline and deletions in ~~strikethrough~~):

For more information about the 2022 Annual Meeting~~, including how to vote at the 2022 Annual Meeting if you were a shareholder of the Fund as of March 10, 2022~~, please refer to the definitive proxy statement filed by the Fund with the SEC relating to the ~~previous~~ 2022 Annual Meeting on April 8, 2022, as supplemented by Amendment No. 1 filed with the SEC on April 29, 2022, Amendment No. 2 filed with the SEC on June 10, 2022, Amendment No. 3 filed with the SEC on July 29, 2022, Amendment No. 4 filed with the SEC on September 23, 2022, and Amendment No. 5 filed with the SEC on December 16, 2022, ~~as supplemented by Amendment Nos. 1-5,~~ and as may be further amended from time to time by the Fund

United States Securities and Exchange Commission Division of Investment Management April 7, 2023 Page 4

6.	The Revised Preliminary Proxy Statement states that “the Fund received a notice from Ocean Capital stating its intention to nominate two (2) director candidates and submit four (4) proposals at the Meeting, including the Adjournment Proposal.” Please revise to specify what the Adjournment Proposal is.

Response: The Fund respectfully acknowledges the Staff’s comment and will revise this statement to refer to the Advisory Agreement Proposal (as defined and described in the Revised Preliminary Proxy Statement), as opposed to the Adjournment Proposal.

7.	The Revised Preliminary Proxy Statement states that “[i]n the event that Ocean Capital’s solicitation of proxies in connection with the Meeting remains noncompliant with law, including the foregoing provisions of the Exchange Act, the legal validity of any proxies submitted by Ocean Capital at the Meeting would be subject to legal challenge.” Please revise this disclosure given that a court has not yet decided whether Ocean Capital’s solicitation is non-compliant with law.

Response: The Fund respectfully acknowledges the Staff’s comment and will revise the above statement as follows (with additions in bold underline and deletions in ~~strikethrough~~):

In the event that Ocean Capital solicits proxies for the Meeting in a manner which the Fund believes violates law~~’s solicitation of proxies in connection with the Meeting remains noncompliant with law~~, including the foregoing provisions of the Exchange Act, the legal validity of any proxies submitted by Ocean Capital at the Meeting would be subject to legal challenge.

8.	The Revised Preliminary Proxy Statement states that “[a]lternatively, in the event the only nominees standing for election are the two (2) nominees of the Board of Directors, then each such nominee will be elected so long as they receive at least one vote in favor of their election.” Please delete this disclosure because Ocean Capital has nominated directors.

Response: The Fund respectfully notes that even though Ocean Capital has delivered notice of its intention to nominate directors at the Meeting, it may subsequently withdraw such notice or fail to present such nominations at the Meeting. In either case, the above statement would still be applicable to the Meeting. Accordingly, the Fund will revise the above statement as follows (with additions in bold underline and deletions in ~~strikethrough~~)

“Alternatively, in the event the only nominees standing for election are the two (2) nominees of the Board of Directors (such as in the event that Ocean Capital withdraws its nominees or does not present such nominations at the Meeting), then each such nominee will be elected so long as they receive at least one vote in favor of their election.”

United States Securities and Exchange Commission Division of Investment Management April 7, 2023 Page 5

9.	The Revised Preliminary Proxy Statement states that “[i]f you return the accompanying WHITE proxy card that has been validly executed without indicating how your Shares should be voted on a matter and you do not revoke your proxy, your proxy will be voted FOR ALL of the Director Nominees to be elected and for any other proposals specified in the accompanying WHITE proxy card.” Please revise this disclosure to address the fact that the Board is recommending that shareholders vote against certain of the proposals.

Response: The Fund respectfully acknowledges the Staff’s comment and will revise the above statement as follows (with additions in bold underline and deletions in ~~strikethrough~~)

If you return the accompanying WHITE proxy card that has been validly executed without indicating how your Shares should be voted on a matter and you do not revoke your proxy, your proxy will be voted in accordance with the Board’s recommendations: (i) FOR ALL of the Director Nominees to be elected (Proposal 1) and (ii) AGAINST Ocean Capital’s shareholder proposals (Proposals 2 through 4) ~~and for any other proposals specified in the accompanying WHITE proxy card~~.

10.	The Revised Preliminary Proxy Statement discusses the voting of shares without the shareholder’s specific instructions “[i]f the broker has not provided you with competing proxy materials” under the questions “Will my Shares be voted if I do nothing?” and “What is a quorum?” Because Ocean Capital has filed competing proxy materials, please remove this disclosure or explain why it should nonetheless be included.

Response: The Fund respectfully acknowledges the Staff’s comment. Rule 452 of the New York Stock Exchange (the “NYSE”) states that brokers may vote uninstructed shares only if the broker “has no knowledge of any contest.” In practice, the NYSE does not recognize a “contest” until Broadridge does. Broadridge will code a proxy solicitation as a “contest” once it receives printed definitive proxy materials from a dissident, unless a dissident instructs Broadridge to mail definitive proxy materials only to certain shareholders (also known as a “stratified mailing”). In the event of a stratified mailing, Broadridge treats the proxy solicitation as a “contest” only for those shareholders who receive definitive proxy materials. For any other shareholders, Broadridge—and thus NYSE—will continue to treat the proxy solicitation as uncontested, and therefore brokers will still have authority to issue discretionary votes for these shareholders at the meeting.

Accordingly, in the event that Ocean Capital instructs Broadridge to mail its definitive proxy materials only to certain shareholders, brokers will be permitted to vote the shares of any other shareholder without such beneficial owners’ specific instructions.

United States Securities and Exchange Commission Division of Investment Management April 7, 2023 Page 6

11.	The Revised Preliminary Proxy Statement states that Carlos Ubiñas “attended sixty-seven percent (67%) of the meetings of the Board of Directors (including one hundred percent (100%) of the regular meetings).” Please revise this disclosure to clarify what regular meetings of the Board are.

Response: The Fund respectfully acknowledges the Staff’s comment and will revise the above statement as follows (with additions in bold underline and deletions in ~~strikethrough~~):

During that period, each of the Independent Directors then in office attended one hundred percent (100%) of the meetings of the Board of Directors and Mr. Ubiñas attended sixty-seven percent (67%) of the meetings of the Board of Directors (including one hundred percent (100%) of the regular quarterly meetings of the Board of Directors).

.

* * * * *

Please direct any questions that you may have with respect to the foregoing or any requests for supplemental information by the Staff to Kai Haakon E. Liekefett at (212) 839-8744.

Very truly yours,

/s/ Kai Haakon E. Liekefett

Kai Haakon E. Liekefett

cc: Alexandre-C. Manz, Counsel

José C. Sánchez-Castro, Member, Sánchez/LRV Law Firm